								Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges

	December 31,
(dollars in thousands)	2011		2010		2009		2008		2007
Earnings
Income (loss) before provision
for income taxes	$130,411		$66,488		$104,346		$262,385		$6,409
Plus: fixed charges (1)	7,812		30,258		29,067		37,303		44,345
	$138,223		$96,746		$133,413		$299,688		$50,754

Fixed Charges:
Gross interest expense	5,964		28,618		27,354		35,565		42,866
Estimate of the interest
within operating leases	1,848		1,640		1,713		1,738		1,479
	$7,812		$30,258		$29,067		$37,303		$44,345

Ratio of earnings to
fixed charges	17.7	x	3.2	x	4.6	x	8	x	1.1	x

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of operating rental expenses which management believes is representative of the interest component of rent expense.